UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

February 6, 2025

_____

In the Matter of

Lei Xin Holdings Co., Ltd.
Suite #4-210, Governors Square
23 Lime Tree Bay Avenue
PO Box 32311
Grand Cayman KY1-1209
Cayman Islands

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-278156

_____

       Lei Xin Holdings Co., Ltd. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

       Lei Xin Holdings Co., Ltd. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

       In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on February 6, 2025.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Brad Skinner
Office Chief